SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 11, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

Between 12/01/2007 and 12/31/2007, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002, regarding the BOARD OF DIRECTORS, as presented below

Spouses of managers, partners or any dependent included in their annual income tax return, do not own securities issued by the Company or by companies directly or indirectly controlled by the Company.

Company Name: TAM S.A.
Group and Related Persons	(x) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	% of participation
				Same Class	Total and Type
Shares	Common
			06	Under 0.01%	Under 0.01%
Shares	Preferred		268,402	0.30%	0.18%

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Intermediary	Operations	Day	Quantity	Price (R$)	Volume (R$)
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.65	9,912.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.65	9,912.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.65	19,825.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.7	19,850.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.7	19,850.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,000	39.7	39,700.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.76	19,880.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.76	19,880.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,000	39.76	39,760.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.8	9,950.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.8	9,950.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.8	19,900.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.81	19,905.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,000	39.81	39,810.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.82	19,910.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.82	19,910.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,000	39.82	39,820.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	350	39.83	13,940.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	700	39.83	27,881.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	125	39.85	4,981.25
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	125	39.85	4,981.25
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.85	9,962.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.86	9,965.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.86	9,965.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.86	19,930.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	25	39.88	997
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	25	39.88	997

Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	50	39.88	1,994.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.9	9,975.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.9	9,975.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.9	19,950.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.99	9,997.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	39.99	9,997.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	39.99	19,995.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40	10,000.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40	10,000.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40	20,000.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.01	10,002.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.01	10,002.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.01	20,005.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.06	10,015.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.06	10,015.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.06	20,030.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	350	40.1	14,035.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	350	40.1	14,035.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	700	40.1	28,070.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.11	10,027.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.11	10,027.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.11	20,055.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	750	40.15	30,112.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	750	40.15	30,112.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,500	40.15	60,225.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	125	40.16	5,020.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	125	40.16	5,020.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.16	10,040.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.2	20,100.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.2	20,100.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,000	40.2	40,200.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.22	10,055.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.22	10,055.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.22	20,110.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	425	40.25	17,106.25
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	425	40.25	17,106.25
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	850	40.25	34,212.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.28	10,070.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.28	10,070.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.28	20,140.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	575	40.29	23,166.75
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	575	40.29	23,166.75
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,150	40.29	46,333.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	375	40.3	15,112.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	375	40.3	15,112.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	750	40.3	30,225.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.33	10,082.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.33	10,082.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.33	20,165.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	475	40.36	19,171.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	475	40.36	19,171.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	950	40.36	38,342.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	675	40.4	27,270.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	675	40.4	27,270.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,350	40.4	54,540.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.5	10,125.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.5	10,125.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.5	20,250.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.77	10,192.50

Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	40.77	10,192.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.77	20,385.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	750	40.85	30,637.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	750	40.85	30,637.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,500	40.85	61,275.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	75	40.86	3,064.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	75	40.86	3,064.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	150	40.86	6,129.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.9	20,450.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	40.9	20,450.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	1,000	40.9	40,900.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	175	40.91	7,159.25
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	175	40.91	7,159.25
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	350	40.91	14,318.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	41	10,250.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	250	41	10,250.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/04	500	41	20,500.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	25	38.99	974.75
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	25	38.99	974.75
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	50	38.99	1,949.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	5,725	39	223,275
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	5,725	39	223,275.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	11450	39	446,550.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	250	39.08	9,770.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	250	39.08	9,770.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	500	39.08	19,540.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	500	39.13	19,565.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	500	39.13	19,565.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/11	1000	39.13	39,130.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.3	9,575.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.3	9,575.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.3	19,150.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.4	9,600.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.4	9,600.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.4	19,200.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.47	9,617.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.47	9,617.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.47	19,235.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,000	38.5	38,500.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,000	38.5	38,500.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	2,000	38.5	77,000.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.53	9,632.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.53	9,632.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.53	19,265.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.58	9,645.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.58	9,645.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.58	19,290.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	25	38.59	964.75
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	25	38.59	964.75
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	50	38.59	1,929.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	475	38.6	18,335.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	475	38.6	18,335.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	950	38.6	36,670.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	750	38.61	28,957.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	750	38.61	28,957.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,500	38.61	57,915.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.65	9,662.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	250	38.65	9,662.50
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.65	19,325.00

Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	750	38.7	29,025.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	750	38.7	29,025.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,500	38.7	58,050.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,500	38.75	58,125.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,500	38.75	58,125.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	3,000	38.75	116,250.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.8	19,400.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	500	38.8	19,400.00
Shares	Preferred	Spinelli S/A CVMC	Buy	01/14	1,000	38.8	38,800.00
					100,000		3,948,454.00
			Total Buy

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
Shares	Common	06	Under 0.01%	Under 0.01%
Shares	Preferred	416,402	0.46%	0.28%

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

Between 12/01/2007 and 12/31/2007, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Spouses of managers, partners or any dependent included in their annual income tax return, do not own securities issued by the Company or by companies directly or indirectly controlled by the Company.

Company Name: TAM S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Saldo Inicial
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
None	N/A	0	-	-
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Intermediary	Operations	Day	Quantity	Price (R$)	Volume (R$)
Did not occur operations in the period.

Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
None	N/A	0	-	-

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

Between 12/01/2007 and 12/31/2007, occurred operations with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002, regarding the CONTROLLING SHAREHOLDERS , as presented below:

Company Name: TAM S.A.
Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class and Type	Total
Shares	Common	50,562,373	84.56%	33.58%
Shares	Preferred	19,010,614	20.94%	12.62%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Intermediary	Operations	Day	Quantity	Price (R$)	Volume (R$)
Did not occur operations in the period.
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	% of participation
			Same Class	Total
Shares	Common	50,562,373	84.56%	33.58%
Shares	Preferred	19,010,614	20.94%	12.62%

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.